UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM SD
Specialized Disclosure Report

IXIA
(Exact name of Registrant as specified in its charter)

California	000-31523	95-4635982
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

26601 West Agoura Road, Calabasas, California	91302
(Address of principal executive offices)	(Zip Code)

Brent Novak
(818) 871-1800
(Name and Telephone Number, Including Area Code, of the Person to Contact in Connection with this Report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X]	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Ixia (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, and Form SD (the “Rule”) for the reporting period January 1, 2015 to December 31, 2015.

The Rule relates to the disclosure of information relating to “conflict minerals,” which are defined in the Rule as gold, columbite-tantalite (coltan), cassiterite, and wolframite, including their derivatives which are limited to tantalum, tin and tungsten. The Rule applies to those public companies which manufacture or contract to manufacture products in which any of the conflict minerals are necessary to the product’s functionality or production.

As required by the Rule, the Company undertook an analysis of the products it manufactures or contracts to manufacture to determine if any of the products contain conflict minerals necessary to the products’ functionality or production. The Company concluded that certain products it manufactures or contracts to manufacture contain certain conflict minerals that are necessary to the products' functionality or production. Accordingly, as required by the Rule, the Company conducted a reasonable country of origin inquiry regarding those conflict minerals which was designed to determine whether any of those conflict minerals originated in the Democratic Republic of the Congo or an adjoining country as defined in the Rule (a “Covered Country”) or were from recycled or scrap sources, as defined in the Rule.

We requested our suppliers of products, materials or components believed to contain any of the conflict minerals to provide information to us regarding their conflict minerals content and the country of origin and source of those conflict minerals using the template developed by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the EICC-GeSI Conflict Minerals Reporting Template (the “Template”). The Template was developed to facilitate disclosure and communication of information regarding smelters and refiners that provide material to a manufacturer’s supply chain.

Based on its reasonable country of origin inquiry, the Company concluded that it had reason to believe that certain of the conflict minerals in its supply chain may have originated in a Covered Country and may not have been from recycled or scrap sources. Accordingly, the Company further pursued its supply chain inquiry and conducted due diligence on its supply chain as required by the Rule. There was significant overlap between our reasonable country of origin inquiry efforts and our due diligence efforts. Those diligence efforts are described further in the Conflict Minerals Report filed as Exhibit 1.01 hereto.

As required by the Rule, the Company is providing a copy of this Form SD and the attached Conflict Minerals Report on the Company’s website at www.ixiacom.com, on the Investor Relations page, under the heading “SEC Filings.” The direct link to such materials is http://www.ixiacom.com/about-us/company/investor-relations.

Item 1.02 Exhibit

The Conflict Minerals Report for the calendar year ended December 31, 2015 is filed as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report of Ixia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

IXIA

Date:	May 27, 2016	By:	/s/ Brent Novak
Brent Novak Chief Financial Officer